CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Taseko Mines Limited

We consent to the inclusion in this annual report on Form 40-F of:

  our Report of Independent Registered Public Accounting Firm dated March 31, 2010 on the consolidated balance sheets of Taseko Mines Limited ("the Company") and subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for the year ended December 31, 2009, the fifteen month period ended December 31, 2008 and the year ended September 30, 2007; and

  our Report of Independent Registered Public Accounting Firm dated March 31, 2010 on the Company’s internal control over financial reporting as of December 31, 2009 each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2009. Our Report of Independent Registered Public Accounting Firm refers to changes in accounting policies described in note 4(d) to the consolidated financial statements.

Chartered Accountants

Vancouver, Canada
March 31, 2010

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